September 25, 2025

Maurizio Nicolelli
Chief Financial Officer
ExlService Holdings, Inc.
320 Park Avenue, 29th Floor
New York, New York 10022

        Re: ExlService Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-33089
Dear Maurizio Nicolelli:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis
Results of Operations
Fiscal 2024 Compared to Fiscal 2023
Revenues, page 40

1. Please revise your discussion to separately quantify the changes in revenue from new clients and existing clients. Refer to Item 303(b)(2)(iii) of Regulation S-K.
Notes to Consolidated Financial Statements
3. Segment and Geographical Information, page F-21

2. Please revise to reconcile the total of your reportable segments' measure of profit or loss to your consolidated income before income taxes and discontinued operations.
       Refer to ASC 280-10-50-30(b).
 September 25, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services